[redacted]

08030298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-66241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sophia Capital Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco, CA 94105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue 25th Floor New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Beaudan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sophia Capital Securities, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PBeaudan
Signature

Principal
Title

Charlene B Metz
Notary Public

CHARLENE B. METZ
Notary Public, State of New York
No. 01ME4840643
Qualified in Queens County
Commission Expires Jan. 31, 20 10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOPHIA CAPITAL SECURITIES, L.P.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Sophia Capital Securities, L.P.

We have audited the accompanying statement of financial condition of Sophia Capital Securities, L.P. as of December 31, 2007, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sophia Capital Securities, L.P., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Sophia Capital Securities, L.P. is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 27, 2008

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Financial Condition
December 31, 2007

ASSETS	
Cash	$282,806
Accounts receivable	54,944
Furniture and equipment - at cost, net of accumulated depreciation of $3,344	14,425
Computer software - at cost, net of accumulated amortization of $366	1,282
Other assets	3,972
TOTAL ASSETS	$357,429
LIABILITIES AND PARTNERS' CAPITAL	
Accounts payable and accrued expenses	$ 17,033
Due to partner	166
TOTAL LIABILITIES	17,199
Partners' capital	340,230
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$357,429

The accompanying notes are an integral part of these financial statements.

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Operations
For the Year Ended December 31, 2007

Revenues:	
Commissions	$1,374,614
Interest income	8,950
Total revenues	1,383,564
Expenses:	
General partner compensation	939,066
Other compensation and related benefits	46,377
Commissions and consultants	88,715
Advertising	1,733
Professional fees	8,741
Regulatory and other fees	5,876
Insurance	1,566
Rent	31,556
Dues and subscriptions	11,510
Office expenses	5,516
Telephone and utilities	6,037
Travel and entertainment	3,498
Other operating expenses	4,694
Total expenses	1,154,885
Net income	$ 228,679

The accompanying notes are an integral part of these financial statements.

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2007

Balance at December 31, 2006	$ 136,054
Net income	228,679
Partnership contributions	1,882
Partnership distributions	(26,385)
Balance at December 31, 2007	$ 340,230

The accompanying notes are an integral part of these financial statements.

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 228,679
Adjustments to reconcile net income with net cash provided by operating activities:	
Depreciation and amortization	3,327
Change in assets and liabilities:	
Increase in accounts receivable	(20,061)
Increase in other assets	(136)
Increase in accounts payable and accrued expenses	15,480
Net Cash Provided by Operating Activities	227,289
Cash Flows from Investing Activities:	
Acquisition of office equipment	(8,616)
Acquisition of computer software	(573)
Net Cash Used by Investing Activities	(9,189)
Cash Flows from Financing Activities:	
Increase in due to partner	166
Partnership contributions	1,882
Partnership distributions	(26,385)
Net Cash Used by Financing Activities	(24,337)
Net increase in cash	193,763
Cash – January 1, 2007	89,043
Cash – December 31, 2007	$ 282,806
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Sophia Capital Securities, L.P. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the partners in accordance with their capital interest.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $265,607 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to l. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2007

SOPHIA CAPITAL SECURITIES, L.P.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Partners' capital per statement of financial condition	$340,230
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	340,230
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	54,944
Furniture and equipment	14,425
Computer software	1,282
Other non-allowable assets	3,972
Net capital before haircuts on securities positions	265,607
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$265,607

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 17,033
Total aggregate indebtedness	$ 17,033

The preceding notes are an integral part of this supplemental information.

SOPHIA CAPITAL SECURITIES, L.P.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$265,607
Net capital per audited report	$265,607

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,135
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$260,607
Excess net capital at 1000%	$263,903
Ratio: Aggregate indebtedness to net capital	0.06 to 1

The preceding notes are an integral part of this supplemental information.

SOPHIA CAPITAL SECURITIES, L.P.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2007

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Partners of
Sophia Capital Securities, L.P.

In planning and performing our audit of the financial statements of Sophia Capital Securities, L.P. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 27, 2008 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Commission's objectives.

The report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 27, 2008

END